September 29, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:                 H. Roger Schwall

Division of Corporate Finance

Re:                             JP Energy Partners LP

Registration Statement on Form S-1 (File No. 333-195787)

Ladies and Gentlemen:

As the representatives of the several underwriters of the JP Energy Partners LP (the “Partnership”) proposed initial public offering of up to 13,750,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Washington, D.C. time, on October 1, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated September 22, 2014, through the date hereof:

Preliminary Prospectus dated September 22, 2014:

1,615 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
MERRILL LYNCH, PIERCE FENNER & SMITH
INCORPORATED,
As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Thomas L. Gardner
Name:	Thomas L. Gardner
Title:	Managing Director